UNITEDSTATE
SECURITIES AND EXCHANG
Washington, D.C. 2

12013662

MB APPROVAL
umber: 3235-0123
April 30, 2013
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SEC MAIL PROCESSING
RECEIVED
MAR - 1 2012
WASH, D.C. 196 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VP Distributors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pearl Street
(No. and Street)

Hartford (City) Connecticut (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David G. Hanley, Jr. (860)263-4712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David G. Hanley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VP Distributors, LLC., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Finance
Title

Notary Public

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Auditors

To the Board of Directors of VP Distributors, LLC:

In our opinion, the accompanying statement of financial condition and the related statement of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of VP Distributors, LLC (the "Company") at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 and Schedule II is presented for purposes of additional analysis and is not a required part of the financial statements. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 29, 2012

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

VP Distributors, LLC
(Formerly known as VP Distributors, Inc.)
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Financial Condition

($ in thousands, except share data)		December 31, 2011
Assets		
Cash and cash equivalents	$	17,167
Trading securities, at fair value		8,980
Accounts receivable, net		6,285
Due from affiliates		5,938
Deferred commissions		5,739
Prepaid expenses and other assets		265
Furniture, equipment and leasehold improvements, net		25
Deferred taxes, net		962
Total assets	$	45,361
Liabilities and Member's Equity		
Accrued compensation and benefits	$	4,219
Accounts payable and other accrued liabilities		3,667
Broker-dealer payable		4,794
Due to affiliates		2,279
Income taxes payable		2,834
Total liabilities		17,793
Member's Equity		
Common Stock, $100 par value, 5,000 shares authorized, issued and outstanding		500
Additional paid-in capital		15,424
Retained earnings		11,644
Total member's equity		27,568
Total liabilities and member's equity	$	45,361

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(Formerly known as VP Distributors, Inc.)
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Income

($ in thousands)		Year Ended December 31, 2011
Operating Revenues		
Investment management fees	$	41,332
Distribution and service fees		43,792
Administration and transfer agent fees		23,878
Related party marketing fees		8,618
Other income and fees		841
Total operating revenues		118,461
Operating Expenses		
Employment expenses		27,326
Distribution and administration expenses		50,449
Related party marketing expenses		13,173
Other operating expenses		6,970
Depreciation and amortization		194
Total operating expenses		98,112
Operating Income		20,349
Other Income (Expense)		
Realized and unrealized losses on trading securities, net		(409)
Other income		167
Total other expense, net		(242)
Income before income taxes		20,107
Provision for income taxes		9,029
Net Income	$	11,078

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(Formerly known as VP Distributors, Inc.)
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

($ in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Member's Equity
Balances at December 31, 2010	$ 500	$ 15,843	$ 566	$ 16,909
Net income	-	-	11,078	11,078
Distribution to parent	-	(419)	-	(419)
Balances at December 31, 2011	$ 500	$ 15,424	$ 11,644	$ 27,568

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(Formerly known as VP Distributors, Inc.)
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

($ in thousands)		Year Ended December 31, 2011
Cash flows from operating activities:		
Net income	$	11,078
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		194
Loss on disposal of furniture, equipment and leasehold improvements		3
Amortization of deferred commissions		8,874
Realized and unrealized losses on trading securities		409
Purchases of trading securities, net		(1,032)
Payments of deferred commissions		(11,392)
Deferred taxes		333
Changes in operating assets and liabilities:		
Accounts receivable		(3,703)
Due from affiliates		(5,938)
Prepaid expenses and other assets		(98)
Accrued compensation and benefits		4,119
Accounts payable and other accrued liabilities		5,334
Broker-dealer payable		107
Due to affiliates		(3,365)
Income taxes payable		(2,003)
Net cash provided by operating activities		2,920
Cash flows used by investing activities:		
Purchase of investment management contracts		(141)
Net cash used in investing activities		(141)
Cash flows used by financing activities:		
Distribution to parent		(60)
Contingent consideration for investment management contracts		(638)
Net cash used in financing activities		(698)
Net increase in cash and cash equivalents		2,081
Cash and cash equivalents, beginning of year		15,086
Cash and cash equivalents, end of year	$	17,167
Supplemental cash flow information:		
Income taxes paid	$	282
Non-Cash Financing Activities:		
Distribution to parent	$	(359)

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

VP Distributors, LLC ("VPD" or the "Company"), is a registered broker-dealer and registered transfer agent under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as distributor, underwriter, and financial agent for products registered with the Securities and Exchange Commission ("SEC").

On September 30, 2011, VP Distributors, Inc. ("VPDI") was merged into a newly formed limited liability company, VP Distributors, LLC. Subsequent to the merger, on September 30, 2011, VP Distributors, LLC distributed all of the issued and outstanding stock of Virtus Investment Advisers, Inc. ("VIA"), a then wholly-owned subsidiary of VP Distributors, Inc., which is a registered investment advisor furnishing management services primarily under agreements with registered investment companies (collectively, the "Virtus Funds"), to Virtus Partners, Inc. ("Spin-off").

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. ("VP"). VP is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. ("Virtus").

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Principles of Consolidation and Basis of Presentation

VPD's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). VPD's statements of income, cash flows and members equity were consolidated through September 30, 2011 the date of the Spin-off of VIA. See footnote #4 for additional information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual results could differ from these estimates. Significant estimates are discussed in these notes to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid money market mutual fund investments.

Trading Securities

Trading securities consist of sponsored mutual funds and other publicly traded securities which are carried at fair value in accordance with Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities*. Marketable securities transactions are recorded on a trade date basis. Mutual fund investments held by VPD are classified as assets held for trading purposes. VPD provides the initial capital to funds or separately managed account strategies for the purpose of creating track records. For the year ended December 31, 2011, the Company recognized a net realized loss less than $(0.1) million. Marketable securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds.

2. Summary of Significant Accounting Policies (continued)

Deferred Commissions

Deferred commissions represent fees paid to broker-dealers on sales of certain mutual fund shares. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds and contingent deferred sales charges received upon redemption of shares within one to five years, depending on the fund share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over a one to five-year period, depending on the fund share class, or until the underlying shares are redeemed. Deferred commissions are periodically assessed for impairment and additional amortization expense is recorded, as appropriate.

Furniture, Equipment and Leasehold Improvements, net

Furniture and equipment are recorded at cost. De preciation is computed using the straight-line method over the estimated useful lives of 3 to 10 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. Leasehold improvements are depreciated over the shorter of the remaining estimated lives of the related leases or lives of the improvements. Major renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred. Leasehold improvements that are funded upfront by a landlord and are constructed for the benefit of the Company are recorded at cost and depreciated on a straight-line basis over the minimum term of the lease and a corresponding lease incentive liability in the same amount is also recorded and amortized over the same period.

Leases

The Company currently leases office space and equipment under various leasing arrangements. Leases are classified as either capital leases or operating leases, as appropriate. Most lease agreements are classified as operating leases and contain renewal options, rent escalation clauses or other inducements provided by the lessor. Rent expense under noncancelable operating leases with scheduled rent increases or rent holidays is accounted for on a straight-line basis over the lease term, beginning on the date of initial possession or the effective date of the lease agreement. The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. Build-out allowances and other such lease incentives are recorded as deferred credits, and are amortized on a straight-line basis as a reduction of rent expense beginning in the period they are deemed to be earned, which generally coincides with the effective date of the lease.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Distribution and service fees and administration and transfer agent fees are recorded as revenue during the period in which services are performed.

Distribution and service fees are earned based on a percentage of assets under management and are paid monthly pursuant to the terms of the respective distribution and service fee contracts. Underwriter fees are sales-based charges on sales of certain class A-share mutual funds.

Administration and transfer agent fees consist of fund administration fees, transfer agent fees, and fiduciary fees. Fund administration fees are earned based on the average daily assets in the funds. Transfer agent fees are earned based on the average daily assets in the funds. Fiduciary fees are recorded monthly based on the number of 401(k) accounts. The Company utilizes outside service providers to perform some of the functions related to fund administration and transfer agent services.

Other income and fees consist primarily of redemption income on the early redemption of class B, C, and T-share mutual funds and brokerage commissions and fees earned for distribution of nonaffiliated products. Commissions earned (and related expenses) are recorded on a trade date basis and are computed based upon contractual agreements.

During the nine month period ended September 30, 2011, investment management fees, which are accrued monthly, are earned based upon a percentage of assets under management, and are paid pursuant to the terms of the respective investment management contracts, which generally require monthly or quarterly payment. Gross investment management fees earned on long-term open-end mutual funds range from 0.35% to 1.50% of average assets under management, depending on the type of fund. Investment management fees earned on money market funds range from 0.10% to 0.14% of average assets under management. VIA accounts for investment management fees in accordance with ASC 605, *Revenue Recognition*, and has recorded its management fees net of fees paid to unaffiliated advisors. Amounts paid to unaffiliated advisors for the nine month period ended September 30, 2011 was $27.3 million. See footnote #4 for additional information.

Related Party Marketing Fees and Expenses

Marketing fees and expenses are computed based upon written contractual agreements with certain related parties. Marketing fees from VIA and Newfleet Asset Management, LLC ("NWFT") are recorded as revenue during the period in which services are performed and are intended to cover retail sales, marketing and administration costs incurred by VPD on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which generally require monthly payment.

Marketing expenses incurred by VIA are recorded as expense during the period in which services are performed and are intended to cover retail sales and marketing costs incurred by other Virtus affiliates on behalf of VPD and are paid pursuant to the terms of the respective contractual agreements. Pursuant to the Spin-off, these marketing expenses will no longer be incurred.

2. Summary of Significant Accounting Policies (continued)

Advertising and Promotion

The Company expenses all advertising and promotion costs as incurred. Advertising and promotion expense was $0.2 million for the year ended December 31, 2011, and is classified in other operating expenses in the Statement of Income.

Stock-based Compensation

Stock-based compensation is accounted for under ASC 718, *Compensation – Stock Compensation,* which requires that compensation cost related to stock-based payment transactions be recognized in financial statements at the fair value of the instruments issued. Certain employees of VPD have been granted options to purchase common stock or Restricted Stock Units ("RSU"s) of Virtus which generally vest over a three-year period and have a contractual life of ten years from the date of grant. Options are granted with an exercise price equal to the market value of the shares at the date of grant. VPD recognized stock-based compensation expense of $0.8 million for the year ended December 31, 2011, and is classified in employment expenses in the Statement of Income.

Income Taxes

VPD uses an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year through charges or credits to the current tax provision, and to recognize deferred tax assets and liabilities for the future tax consequences resulting from temporary differences between the amounts reported in the financial statements and their respective tax bases. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates. The effects of a tax position on the financial statements are recognized when we believe it more likely than not that the position will be sustained. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized.

VPD's conversion to a limited liability company in 2011 allows it to be disregarded as a separate legal entity under federal and certain state income tax reporting requirements. As such, VPDs operating activities are considered those of its parent company and will be included as part of its parent's inclusion in the fiscal year 2011 Virtus consolidated federal income tax return and in certain combined state income tax returns. In addition to the combined state income tax returns, VPD also files separate tax returns for certain other states where appropriate.

Notwithstanding the conversion to a disregarded entity, VPD continues to be treated as a separate subsidiary in the tax sharing arrangement by and among Virtus and its subsidiaries. Pursuant to this arrangement, federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent amounts allocated to VPD under its respective arrangement with Virtus. As such, amounts owed to Virtus related to income tax expenses are reported on the Statement of Financial Condition as the Income Taxes Payable line item.

2. Summary of Significant Accounting Policies (continued)

Significant judgment is required in evaluating tax positions and in computing the tax provision including valuation allowances, the timing of reversals of net operating losses, and other items, the outcomes of which may not be known at the date of the financial statements. Uncertain tax positions taken by the Company are accounted for under ASC 740, *Income Taxes*, which may require certain benefits taken on a tax return to not be recognized in the financial statements when there is the potential for certain tax positions to be successfully challenged by the taxing authorities.

Fair Value Measurements and Fair Value of Financial Instruments

The FASB defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels as follows:

Level 1 – Quoted prices for identical instruments in active markets. Level 1 assets and liabilities may include debt securities and equity securities that are traded in an active exchange market.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs may include observable market data such as closing market prices provided by independent pricing services after considering factors such as the yields or prices of comparable investments of comparable quality, coupon, maturity, call rights and other potential prepayments, terms and type, reported transactions, indications as to values from dealers and general market conditions. In addition, pricing services may determine the fair value of equity securities traded principally in foreign markets when it has been determined that there has been a significant trend in the U.S. equity markets or in index futures trading. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

At December 31, 2011, all of the Company's recurring fair value measurements, which consist solely of mutual funds and marketable securities, represent Level 1 fair value measurements, which as defined in ASC 820, *Fair Value Measurements and Disclosures*, are quoted prices in active markets for identical assets or liabilities.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments. Marketable securities are reflected in the financial statements at fair value based upon publicly quoted market prices.

Recent Accounting Pronouncements

2. Summary of Significant Accounting Policies (continued)

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, and the International Accounting Standards Board issued International Financial Reporting Standard ("IFRS") 13, Fair Value Measurement (together, the new guidance). The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The new guidance changes some fair value measurement principles and disclosure requirements. The Company is required to adopt the amendments in this ASU prospectively in the quarter ending March 31, 2012. Early adoption is prohibited under this ASU. Adoption of this ASU is not expected to have an impact on the Company's financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and allows an entity to elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The Company is required to adopt this ASU as of January 1, 2012. Early adoption is permitted, but full retrospective application is required under this ASU. Adoption of this ASU is not expected to have an impact on the Company's financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment (the revised standard) which provides entities with the option of performing a qualitative assessment to determine whether further impairment testing is necessary. The revised standard allows an entity to choose to perform the qualitative assessment on none, some, or all of its reporting units. The Company is required to adopt this ASU for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted if an entity has not yet issued its financial statements for the period that includes its annual test date. Adoption of this ASU did not have an impact on the Company's financial position or results of operations.

Subsequent Events

Subsequent events have been evaluated through February 28, 2012, which is the date the financial statements were issued.

3. Investments

The Company's marketable securities consist of trading securities. The composition of the Company's marketable securities at December 31, is summarized as follows:

December 31, 2011

(in thousands)	Cost	Unrealized Loss	Unrealized Gain	Fair Value
Trading:				
Sponsored mutual funds	$ 9,195	$ (1,263)	$ 1,048	$ 8,980
Total trading securities	$ 9,195	$ (1,263)	$ 1,048	$ 8,980

4. Spin-off Transaction

The organizational structure of VPDI and its wholly-owned subsidiary, VIA, was previously formed by The Phoenix Companies, Inc. ("PNX"), Virtus's former parent company, and on December 31, 2008, PNX distributed 100% of Virtus common stock, which included VPDI, to PNX stockholders in a spin-off transaction. The organizational structure of VPDI was changed on September 30, 2011 to separate the two distinctly different businesses. On September 30, 2011, VPDI was merged into a newly formed limited liability company, VPD. Subsequent to the merger, on September 30, 2011, VPD distributed all of the issued and outstanding stock of VIA to VP. The distribution was $0.4 million, representing the net assets of VIA at September 30, 2011. This was reported as Distribution to Parent on the Statement of Changes in Member's Equity.

The composition of VIA's statement of income as of the nine months ended September 30, 2011, which has been consolidated within VPD's statement of income is summarized as follows:

(in thousands)		For the Period Ended September 30, 2011
Revenue	$	41,332
Operating expenses		38,874
Net income		1,401

VPD recognized $8.6 million of related party marketing fees, after eliminating $23.2 million as of September 30, 2011. VIA incurred $36.4 million of marketing expenses, of which $23.2 million related to charges from VPD were eliminated in consolidation as of September 30, 2011. The $13.2 million of related party marketing expenses included in the Statement of Income include charges from Virtus to VIA.

5. Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements, net is comprised of the following:

(in thousands)		December 31, 2011
Computer equipment and software	$	63
Furniture and office equipment		76
Leasehold improvements		39
		178
Accumulated depreciation and amortization		(153)
Furniture, equipment and leasehold improvements, net	$	25

Depreciation expense for 2011 was $9,000.

6. Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)		**For the Year Ended December 31, 2011**
Current		
Federal	$	6,903
State		1,801
Total current tax expense		8,704
Deferred		
Federal		132
State		193
Total deferred tax expense		325
Total provision for income taxes	$	9,029

The deferred tax effects of temporary differences are as follows:

(in thousands)		**For the Year Ended December 31, 2011**
Deferred tax assets:		
Unpaid vacation accrual	$	156
Net operating loss carryforwards		38
Capital loss carryforwards		630
Employee benefits		782
Unrealized loss on trading securities		188
Other		25
Valuation allowance		(857)
Deferred tax assets, net	$	962

As of December 31, 2011, VPD had federal deferred tax assets related to capital loss carryforwards of $0.6 million. The federal capital loss carryforwards are scheduled to expire beginning in the year 2014. As of December 31, 2011, VPD had state deferred tax assets of less than $0.1 million of net operating losses. The state net operating loss carryforwards are scheduled to begin to expire in the year 2011.

6. Income Taxes (continued)

In accordance with ASC 740, *Income Taxes,* management has reviewed the need for a valuation allowance for the VPD financial statements. For federal tax purposes on VPD, management has determined based on the historical operating earnings and future income projections, that it is more likely than not that it would recognize the full benefits of its deferred tax assets except for assets related to capital loss carryforwards and unrealized loss on investments. For state tax purposes on VPD, management has determined based on the historical operating earnings and future income projections, that it is more likely than not that it would recognize the full benefits of a majority of its state deferred tax assets. In determining the adequacy of future income, management has considered projected future income, reversal of existing temporary differences, and available tax planning strategies that could be implemented, if necessary.

The earliest federal tax year open for examination is 2008. The earliest open years in VPD's major state tax jurisdictions are 2008 and 2007 for Connecticut and New York, respectively. VPD does not believe that any adjustment from any open year will result in a material change in VPD's financial position.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Income:

	For the Year Ended December 31, 2011
Statutory rate	35.0 %
State income taxes, net of federal benefit	6.5
Valuation allowance	3.7
Other, net	(0.3)
Effective income tax rate	44.9 %

7. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission ("SEC"), VPD is subject to certain rules regarding minimum net capital. VPD operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for VPD are as follows:

(in thousands)	December 31, 2011
Aggregate indebtedness	$ 17,527
Net capital	10,874
Ratio of aggregate indebtedness to net capital	1.6 to 1

7. Capital and Reserve Requirement Information (continued)

VPD's minimum required net capital at December 31, 2011 based on its aggregate indebtedness on those dates, was $1.2 million.

The operations of VPD do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, VPD is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of this rule.

8. Other Related Party Transactions

The Company engages in transactions with a number of related parties, which are described further below. As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results or operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

Related Party Investment Advisory Services

VIA is party to separate sub-advisory agreements with NWFT, Kayne Anderson Rudnick Investment Management, LLC ("KAR"), and Duff & Phelps Investment Management Co. ("DPIM") whereby VIA pays a sub-advisory fee for investment management services provided by NWFT, KAR, and DPIM for certain affiliated mutual funds. For the nine months ended September 30, 2011, VIA paid sub-advisory fees of $12.2 million for these services. These fees are reported net within investment management fees in the Statement of Income. See footnote #4 for additional information.

Related Party Operating Expenses

VIA is a party to an expense sharing agreement with Virtus and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement for the nine months ended September 30, 2011, VIA was allocated a total of $1.2 million of expenses in 2011, which is included in operating expenses in the Statement of Income.

BMO Bankcorp Related Party Transactions

As of December 31, 2011, BMO Bankcorp owns 100% of Virtus' outstanding Series B convertible preferred stock. Virtus acquired the rights to advise, distribute and administer the Insight Funds from Harris Investment Management, Inc. ("Harris"), a subsidiary of BMO Bankcorp, in May 2006. Sub-advisory investment management fees, which are netted against investment management fees in the Statement of Income, and distribution and administration fee expenses paid or payable to Harris related to funds they manage under sub-advisory agreements. VIA incurred $2.3 million of sub-advisory investment management fees for the period ended September 30, 2011. See footnote #4 for additional information. VPD recognized $0.1 million of distribution and administration fees for the year ended December 31, 2011.

Receivables and Payables from Related Parties

At December 31, 2011, $5.9 million was a receivable from Virtus affiliates. At December 31, 2011, $2.3 million was payable to Virtus affiliates.

9. Commitments and Contingencies

Legal Matters

The Company is regularly involved in litigation and arbitration as well as examinations and investigations by various regulatory bodies, including the SEC, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities. Legal and regulatory matters of this nature may involve activities as an employer, issuer of securities, investor, investment advisor, broker-dealer or taxpayer. We cannot predict the ultimate outcome of such legal claims or matters or in certain instances provide reasonable ranges of potential losses. As of the date of this report, the Company believes that the outcomes of its legal or regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on its financial condition. However, in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, there can be no assurance that the Company's assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

Other Matters

VPD distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, VPD may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. VPD believes that the risk of loss is remote. In addition, VPD has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

In the ordinary course of business, VPD may also enter into contracts with other third parties pursuant to whom the third parties provide services on behalf of VPD or VPD provides services on behalf of the third parties. In certain circumstances, VPD may agree to indemnify a third party. The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined. VPD believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

Lease Commitments

The Company incurred rental expenses, primarily related to office space, on operating leases of $0.3 million in 2011. Minimum aggregate rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2011 are as follows: $0.1 million in 2012 and less than $0.1 million in 2013.

10. Retirement Savings Plan

Employees of VPD are eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan administered by a third party. For the 401(k) plan, employees may contribute a percentage of their eligible compensation into the 401(k) retirement plan, subject to certain limitations imposed by the Internal Revenue Code (the "Code"). VPD matches employees' contributions at a rate of 100% of employees' contributions up to the first 3.0% and 50.0% of the next 2.0% of the employees' compensation contributed to the 401(k) Plan. Our matching contribution was $0.4 million in 2011.

VP Distributors, LLC **Schedule I**
(Formerly known as VP Distributors, Inc.)
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Computation of Net Capital Under Rule 15c3-1 **Additional Information**
December 31, 2011

($ in thousands)

Net Capital

Total member's equity		$ 27,568
Less nonallowable assets:		
Accounts receivable	$ 8,418	
Deferred commissions	5,739	
Furniture and equipment, net	25	
Deferred taxes	962	15,144
Net capital before specific reduction in the market value of securities		12,424
Less securities haircuts pursuant to Rule 15c3-1		1,550
Net capital		$ 10,874

Aggregate Indebtedness

Total liabilities included in consolidated statement of financial condition	$ 17,793
Difference resulting from offsetting various liability accounts against related assets	(266)
Aggregate indebtedness	$ 17,527
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $17,527)	$ 1,169
Net capital in excess of minimum requirements ($10,874 - $1,169)	$ 9,705
Ratio of aggregate indebtedness to net capital	1.6 to 1

The operations of VPD do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, VPD is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

Note A – Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5, as amended, as of December 31, 2011.

VP Distributors, LLC

Schedule II

(Formerly known as VP Distributors, Inc.)
(A wholly-owned subsidiary of Virtus Partners, Inc.)

Supplemental Consolidating Schedule of Revenue and Expenses
For the Year Ended December 31, 2011

($ in thousands)	VP Distributors, LLC	Virtus Investment Advisers, Inc. (1)	Consolidation Entries	Consolidated
Operating Revenues				
Investment management fees	$ -	$ 41,332	$ -	$ 41,332
Distribution and service fees	43,792	-	-	43,792
Administrative and transfer agent fees	23,878	-	-	23,878
Related party marketing fees	31,831	-	(23,213)	8,618
Other income and fees	841	-	-	841
Income from subsidiary	1,401	-	(1,401)	-
	101,743	41,332	(24,614)	118,461
Operating Expenses				
Employment expenses	26,700	626	-	27,326
Distribution and administration expenses	50,376	73	-	50,449
Related party marketing expenses	-	36,386	(23,213)	13,173
Other operating expenses	5,366	1,604	-	6,970
Depreciation and amortization	9	185	-	194
	82,451	38,874	(23,213)	98,112
Operating Income	19,292	2,458	(1,401)	20,349
Realized and unrealized gains on trading securities	(409)	-	-	(409)
Other income	167	-	-	167
	(242)	-	-	(242)
Income before income taxes	19,050	2,458	(1,401)	20,107
Provision (benefit) for income taxes	7,972	1,057	-	9,029
Net income	$ 11,078	$ 1,401	$ (1,401)	$ 11,078

(1) The results of VIA were included for the period ended September 30, 2011. See footnote #4 for additional information.

VP Distributors, LLC

Schedule III

(Formerly known as VP Distributors, Inc.)
(A wholly-owned subsidiary of Virtus Partners, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Additional Information

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors of VP Distributors, LLC:

In planning and performing our audit of the financial statements of VP Distributors, LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 29, 2012

pwc

Report of Independent Accountants

To the Board of Directors of VP Distributors, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of VP Distributors, LLC. (the "Company") for the year ended December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, Note: There were no payments made in 2011. No differences were noted
2. Compared the Total Revenue amount reported on page 2, line 2a of the audited Form X-17A-5 for the year ended December 31, 2011 to the Total revenue amount of $100,100,059 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011. No differences were noted.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared the deduction on line 1, "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products", of $45,026,629 to supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.
   b. Compared the deduction on line 5, net loss from securities in investment accounts, of $408,514 to supporting schedules provided by provided by David Hanley, Vice President and Treasurer. No differences were noted.
   c. Compared the deduction on line 8, other revenue not related either directly or indirectly to the securities business (open-end mutual fund administration and transfer agent fee revenue, intercompany marketing revenues, dividend and interest income for non-customer accounts, and other revenues) of $55,481,944 to the supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7. No differences were noted.
   b. Recalculated the mathematical accuracy of the schedules used to support the deduction on line 1, "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products", of $45,026,629 provided by David Hanley, Vice President and Treasurer. No differences were noted.
   c. Recalculated the mathematical accuracy of the schedules used to support the deduction on line 5, net loss from securities in investment accounts, of $408,514 provided by David Hanley, Vice President and Treasurer. No differences were noted.
   d. Recalculated the mathematical accuracy of the schedules used to support the deduction on line 8, "Other revenue not related either directly or indirectly to the securities business (open-end mutual fund administration and transfer agent fee revenue, intercompany marketing revenues, dividend and interest income for non-customer accounts, and other revenues) of $55,481,944 to the supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 29, 2012

VP Distributors, LLC

(Formerly known as VP Distributors, Inc.)
(A wholly-owned subsidiary of Virtus Partners, Inc.)

Financial Statements
with Additional Information
December 31, 2011